Exhibit 99.1

BANK OF MONTREAL Corporate Secretary’s Department 21st Floor, 100 King Street West First Canadian Place Toronto, Ontario M5X 1A1

Telephone: Fax: E-mail:	(416) 867-6786 (416) 867-6793 karen.eastburn@bmo.com

January 6, 2010
Alberta Securities Commission
British Columbia Securities Commission
Autorité des marchés financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon
Toronto Stock Exchange — Advisory Affairs Division
The Canadian Depository for Securities Ltd. (By fax)
Dear Sir/Madams:
Annual Meeting — Bank of Montreal
     As required under National Instrument 54-101 (NI 54-101), Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following:

Date of Annual Meeting of Shareholders	March 23, 2010
Record Date for Notice and Voting	February 2, 2010
Beneficial Ownership Determination Date	February 2, 2010
Securities entitled to Receive Notice of and Vote at the Meeting	Common Shares
Special Meeting (as defined in NI 54-101)	No
Yours Truly,

/s/ Karen Eastburn
Karen Eastburn
Assistant Corporate Secretary